# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEXPOINT REAL ESTATE STRATEGIES FUND, CIK 0001663712
CUSIP: 65342M309
Title of class of securities: Class Z Shares of Beneficial Interest
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001228922
Persons authorized to receive notices and communications: Stephanie Vitiello, CCO, NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201, 214-453-6500

## Reporting persons
- NexPoint Advisors, L.P. (CIK 0001617621): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,445.61; sole dispositive power 0; shared dispositive power 21,445.61; aggregate amount beneficially owned 21,445.61 (1.8% of the class)
- DONDERO JAMES D (CIK 0001228922): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 96,992.45; sole dispositive power 0; shared dispositive power 96,992.45; aggregate amount beneficially owned 96,992.45 (8% of the class)
- DONDERO NANCY MARIE (CIK 0001656757): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,224.21; sole dispositive power 0; shared dispositive power 17,224.21; aggregate amount beneficially owned 17,224.21 (1.4% of the class)
- Governance RE, Ltd. (CIK 0001620154): type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 58,322.63; sole dispositive power 0; shared dispositive power 58,322.63; aggregate amount beneficially owned 58,322.63 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class Z Shares of Beneficial Interest
Name of issuer: NEXPOINT REAL ESTATE STRATEGIES FUND
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 7 (this "Amendment") is being filed on behalf of NexPoint Advisors, L.P. ("NexPoint"), James D. Dondero, Nancy Marie Dondero, and Governance Re, Ltd. ("Governance Re" and together with NexPoint, James D. Dondero and Nancy Marie Dondero, collectively, the "Reporting Persons"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2026 (the "Schedule 13D"). The Schedule 13D is supplementally amended as follows.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 31, 2026, (i) NexPoint may be deemed to beneficially own 21,445.61 Shares, which represents approximately 1.78% of the outstanding Shares, (ii) James D. Dondero may be deemed to beneficially own 96,992.4490 Shares, which represents approximately 8.03% of the outstanding Shares, (iii) Nancy Marie Dondero may be deemed to own 17,224.21 Shares, which represents approximately 1.43% of the outstanding Shares and (iv) Governance Re may be deemed to own 58,322.63 Shares, which represents approximately 4.83% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) NexPoint has sole voting power and sole dispositive power with respect to 0 Shares and shared voting power and shared dispositive power with respect to 21,445.61 Shares. These Shares are held by NexPoint indirectly through advised accounts. Mr. Dondero is the sole member of NexPoint's general partner, and may be deemed to be an indirect beneficial owner of the Shares held by NexPoint.

(2) Mr. Dondero has sole voting power and sole dispositive power with respect to 0 Shares and shared voting power and shared dispositive power with respect to 96,992.4490 Shares. This includes Shares held by Mr. Dondero indirectly through NexPoint. This also includes Shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by a trust, for which he does not serve as trustee. Mr. Dondero is the sole member of the general partner of NexPoint, and may be deemed to be an indirect beneficial owner of the Shares held by NexPoint. Mr. Dondero disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

(3) A trust for which Ms. Dondero serves as trustee has sole voting power and sole dispositive power with respect to 0 Shares and shared voting power and shared dispositive power with respect to 17,224.21 Shares. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

(4) Governance Re Ltd. has sole voting and sole dispositive power with respect to 0 Shares and shared voting power and shared dispositive power with respect to 58,322.63 Shares. Governance Re Ltd. is ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owner of Shares held by Governance Re Ltd. Mr. Dondero disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: A trust for which Ms. Dondero serves as trustee acquired 158.65 Shares at a price per Share of $12.92 on July 31, 2026, and it acquired 167.26 Shares at a price per Share of $12.36 on August 31, 2026, in each case pursuant to the dividend reinvestment program of the issuer. NexPoint acquired 197.54 Shares at a price per Share of $12.92 on July 31, 2026, and it acquired 208.24 Shares at a price per Share of $12.36 on August 31, 2026. There have been no other transactions in the Shares by the Reporting Persons during the 60 days preceding August 31, 2026.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- NexPoint Advisors, L.P.: /s/ James Dondero, James Dondero, Sole Member of its General Partner (09/25/2026)
- DONDERO JAMES D: /s/ James Dondero, James D. Dondero (09/25/2026)
- DONDERO NANCY MARIE: /s/ Nancy Dondero, Nancy Marie Dondero (09/25/2026)
- Governance RE, Ltd.: /s/ James Dondero, James Dondero, President (09/25/2026)